May 23, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Andrew D. Mew, Accounting Branch Chief
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:      AGL Resources Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 6, 2013
File No. 001-14174

Dear Mr. Mew:

This letter sets forth the response of AGL Resources Inc. (the “Company” or “we” or “our”) to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 14, 2013 to our Chairman, President and Chief Executive Officer, John W. Somerhalder II. The Company’s responses set forth below correspond to the comments as numbered in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements and Supplementary Data

Note 2. Significant Accounting Policies and Methods of Application

Regulatory Assets and Liabilities

Regulatory Infrastructure Programs, page 75

1. You disclose on page 76 that you have recorded a current liability of $121 million as of December 31, 2012 representing the expected program expenditures for the next 12 months. Please explain in detail the GAAP basis for recording this liability, and tell us which financial statement line item you recorded the offsetting debit to.

Response:

In 1998, the Georgia Public Service Commission (Georgia Commission) issued a pipeline replacement program order (the Order) requiring Atlanta Gas Light Company (Atlanta Gas Light) to replace all bare steel and cast iron pipe in its natural gas distribution system over a ten-year period, which was subsequently extended to a fifteen-year period ending December 31, 2013. In accordance with ASC 450-20-25, we recognize contingent liabilities when it is probable that a future event will occur and the amount is reasonably estimable. As a result of the following, we estimated that Atlanta Gas Light would incur $121 million of prudent expenditures during our 2013 fiscal year related to compliance with the Order:

•	Atlanta Gas Light has a responsibility to the Georgia Commission and its stakeholders that entails settlement by probable future transfer of assets prior to a specified date
•	Atlanta Gas Light has little or no discretion to avoid the future sacrifice
•	the issuance of the Order has already happened, and
•	Atlanta Gas Light would incur fines and penalties if it fails to replace the identified pipe

Atlanta Gas Light is a rate-regulated entity that is subject to rate regulation in Georgia and meets the requirements for accounting under ASC 980, Regulated Operations. In accordance with ASC 980-340-25-1, incurred costs and estimated future expenditures that would otherwise be charged to expense in the current period are capitalized as regulatory assets when it is probable that such costs or expenditures will be recovered in rates in the future. The Order provides for recovery of all prudently incurred costs related to the performance of the program through a rate rider and includes both a recovery of cost and a return on investment during the recovery period.

As such, the offsetting debits to the liabilities described above are included as regulatory assets and presented within “recoverable regulatory infrastructure program costs,” in our regulatory assets and liabilities table on page 74 within our 2012 Form 10-K. Additionally, our aggregated current and long-term regulatory assets are presented as “regulatory assets” on our Consolidated Statements of Financial Position on page 58 within our 2012 Form 10-K.

Note 3. Merger with Nicor, page 78

2. Reference is made to your tabular disclosure of the allocation of purchase price for Nicor Gas’ regulatory assets and liabilities on page 79. Please tell us the nature of the $4,881 million of Property, plant and equipment included in the table.

Response:

The primary components of the property, plant and equipment along with the applicable accumulated depreciation related to the regulated operations of Northern Illinois Gas Company (Nicor Gas) are summarized in the below table.

In millions
Distribution	$3,408
Storage	644
Transportation	394
Software	117
Other	282
Construction work in progress	36
Property, plant and equipment	4,881
Less accumulated depreciation	1,960
Property, plant and equipment, net	$2,921

Note 11. Commitments, Guarantees and Contingencies

PBR Proceeding, page 101

3. We note your disclosure on page 102 that prior to your commitment to a stipulated resolution with the staff of the Illinois Commission in February 2012, you had accrued $27 million related to the PBR proceeding. Additionally, we note your disclosure that as a result of the commitment you recorded a $37 million increase to the liability, which you reflected in the Nicor’s purchase price allocation. Furthermore, we note your disclosure that you increased the accrual again by $8 million in November 2012 due to the issuance of a proposed order by the administrative law judges. We have the following questions:

•
Please explain in detail what factors, including specific events, you considered in determining whether information obtained after the acquisition date should result in an adjustment to the allocation of the purchase price or whether that information resulted from events that occurred after the acquisition date. Refer to ASC 805-10-30-2 and ASC 805-10-30-3.

•
Please explain in detail your basis for accounting for the additional accruals you recorded related to your commitment to the stipulated resolution in February 2012 as an adjustment to the purchase price allocation while accounting for the issuance of the proposed order by the administrative law judges in November 2012 as earnings. Please specifically address the facts as well as the accounting literature you considered in arriving at different accounting treatments for each.

Response:

In accordance with ASC 805-10-30-2, we considered pertinent factors in determining whether information that was gathered after the acquisition date should result in adjustment to the provisional purchase price allocation or whether that information resulted from events that occurred after the acquisition date. The primary factors that we considered included the timing of the receipt of new information and whether we could identify a reason for the measurement period adjustment.

During the measurement period, in accordance with ASC 805-25-14, we recognized additional assets and liabilities as we became aware of information about facts and circumstances that existed as of the acquisition date that, if known, would have resulted in the recognition of those assets and liabilities as of the acquisition date. Accordingly, after the completion of our December 2011 merger with Nicor Inc., and while we were still working on the initial purchase price allocation, we had access to additional details of facts and circumstances related to the contingent liabilities assumed by the Company as part of the merger that were not available to us prior to completion of this transaction. In particular, prior to merger closing, we could not and did not have any direct discussions or negotiations with the staff of the Illinois Commerce Commission (ICC) or other parties to the case that would afford us the opportunity to assess and prepare our estimate of the liability related to the PBR issue.

Discussions with the staff of the ICC occurred shortly after merger closing and these discussions allowed us to establish our view of the customer refund amounts the ICC would require based on the facts and circumstances that existed as of the acquisition date. Based on the Company’s evaluation of these facts and circumstances, we determined the total liability to be $64 million, and in February 2012, the Company and the ICC agreed to a stipulated resolution of $64 million. Accordingly we recorded this amount as a liability as part of our purchase price allocation prior to filing our Form 10-K for fiscal year 2011. The estimate of $64 million represented a $37 million increase to the amount that Nicor Gas had historically recorded as credits to their customers for this long outstanding matter.  Consistent with ASC 805-10-30-3, since the stipulated resolution, which occurred shortly after the closing of the merger, reflects facts or circumstances that existed at the acquisition date we concluded that the liability existed at the acquisition date and included the liability in our purchase price allocation.

In November 2012, after the Company and other parties completed the hearing and briefing on the PBR matter, the Administrative Law Judge (ALJ) issued a proposed Order recommending that the ICC issue a total refund of $72 million to ratepayers and accordingly we increased our PBR accrual from $64 million to $72 million. The additional $8 million PBR accrual was recorded eleven months subsequent to the consummation of the merger, after we had determined that we did not require additional information to allocate an amount to this liability and its measurement period had closed in accordance with ASC 805-10-25-14. It also was specific to the November 2012 ALJ proposal, which the Company did not reasonably foresee or anticipate during the measurement period. As such, the additional expense of $8 million was recorded as an operating expense in the fourth quarter of 2012 and was not treated as an adjustment to the purchase price allocation for the December 2011 merger.

Note 14. Selected Quarterly Financial Data (Unaudited), page 107

4. We note your disclosure of Net income attributable to AGL Resources, Inc. Item 302(a)(1) of Regulation S-K requires the presentation of both net income (loss) and net income (loss) attributable to the registrant within supplementary financial information. Please revise to include net income (loss).

Response:

We acknowledge and agree with this comment. However, given the historical immaterial difference between net income (loss) and net income (loss) attributable to AGL Resources Inc., we propose to include this additional line item prospectively. We have provided a revised tabular disclosure of our selected quarterly financial information within our response to Comment 5 below.

5. Item 302(a)(3) of Regulation S-K requires a description of the effect of any unusual or infrequently occurring items recognized during each full quarter. We believe your merger with Nicor would require you to provide more robust disclosure highlighting the impact of the merger on your quarterly financial information. Please revise as appropriate or explain to us why you are not required to do so.

Response:

We closed our merger with Nicor Inc. on December 9, 2011, which occurred 22 days prior to our year-end of December 31, 2011. Accordingly, we did not believe that specific disclosure was required related to our quarterly information. Additionally, the effect of the merger for the full 2012 year was disclosed in our Form 10-K for the fiscal year ended 2012. However, in response to the comment of the staff, we will add the proposed underlined disclosure below, discussing the quarterly effects of our December 2011 merger with Nicor Inc. within the applicable footnote to our financial statements in our future filings, if applicable to such future filings.

Note 14 – Selected Quarterly Financial Data (Unaudited)

Our quarterly financial data for 2012, 2011 and 2010 are summarized below. The variance in our quarterly earnings is the result of the seasonal nature of the distribution of natural gas to customers, the volatility within our wholesale services segment and the seasonality of our cargo shipping segment. During the Heating Season, natural gas usage and operating revenues are generally higher at our distribution operations and retail operations segments as more customers are connected to our distribution systems and natural gas usage is higher in periods of colder weather. However, our base operating expenses, excluding cost of goods sold, interest expense and certain incentive compensation costs, are incurred relatively uniformly over any given year. Thus, our operating results can vary significantly from quarter to quarter as a result of seasonality. The effects of seasonality on our quarterly earnings have been impacted by our Nicor merger as we have more customers within our distribution operations segment that can be impacted by weather. Additionally, the increases in our operating revenues and operating income in 2012 are primarily the result of the Nicor merger, which closed on December 9, 2011. See Note 3 and Note 13 for additional disclosures on the impact the Nicor merger had on our financial position and results of operations.

In millions, except per share amounts	March 31	June 30	September 30	December 31
2012
Operating revenues	$1,404	$686	$614	$1,218
Operating income	262	91	54	203
Net income	139	35	9	103
Net income attributable to AGL Resources Inc.	130	34	9	98
Basic earnings per common share attributable to AGL Resources Inc. common shareholders	1.12	0.28	0.08	0.84
Diluted earnings per common share attributable to AGL Resources Inc. common shareholders	1.11	0.28	0.08	0.84
2011
Operating revenues	$878	$375	$295	$790
Operating income	238	60	24	118
Net income (loss)	134	19	(4)	37
Net income (loss) attributable to AGL Resources Inc.	124	18	(3)	33
Basic earnings (loss) per common share attributable to AGL Resources Inc. common shareholders	1.60	0.23	(0.04)	0.37
Diluted earnings (loss) per common share attributable to AGL Resources Inc. common shareholders	1.59	0.23	(0.04)	0.37
2010
Operating revenues	$1,003	$359	$346	$665
Operating income	253	48	62	137
Net income	145	14	21	70
Net income attributable to AGL Resources Inc.	134	14	22	64
Basic earnings per common share attributable to AGL Resources Inc. common shareholders	1.74	0.17	0.29	0.82
Diluted earnings per common share attributable to AGL Resources Inc. common shareholders	1.73	0.17	0.29	0.81

*****

Additionally, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns, please do not hesitate to contact me at (404) 584-3400.

Sincerely,

/s/ Bryan E. Seas
Bryan E. Seas
Senior Vice President and Chief Accounting Officer

cc:    John W. Somerhalder II
        Chairman, President and Chief Executive Officer